UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 24, 2021

Aditxt, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39336	82-03204328
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

737 N. Fifth Street, Suite 200 Richmond, VA 23219
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 870-1200

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001	ADTX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Share Exchange Agreement

On December 28, 2021, Aditxt, Inc. (the “Company”) and AiPharma Group Ltd. (“AiPharma”) entered into a Share Exchange Agreement (“Share Exchange Agreement”) pursuant to which, among other things, the Company will: (i) acquire 9.5% of the issued and outstanding equity interests in AiPharma in exchange for the issuance of 4,816,193 shares of common stock of Aditxt (the “Initial Purchaser Shares”) and a cash payment of $250,000, at an initial closing, which is expected to occur on or before January 31, 2022 (the “Initial Closing”) upon the satisfaction or waiver of certain conditions to closing (the “Initial Closing Conditions”); and (ii) acquire the remaining 90.5% of the issued and outstanding equity interests in AiPharma in exchange for the issuance of 39,927,974 shares of common stock of Aditxt (the “Secondary Purchaser Shares”) and a cash payment of $250,000 at a secondary closing (the “Secondary Closing”) upon the satisfaction or waiver of certain conditions to closing (the “Secondary Closing Conditions”).

The Share Exchange Agreement and the transactions contemplated thereby were approved by the board of directors of Aditxt and AiPharma. Unless expressly stated otherwise herein, capitalized terms used but not defined herein have the meanings ascribed to them in the Share Exchange Agreement.

Representations and Warranties

The parties to the Share Exchange Agreement have agreed to customary representations and warranties for transactions of this type. The representations and warranties of Aditxt and AiPharma will not survive the Secondary Closing.

Covenants

The Share Exchange Agreement includes covenants of the Company relating to, among other things, (i) operating its business in the ordinary course, (ii) providing access and information to AiPharma, (iii) restrictions on soliciting, initiating or discussing alternative transaction proposals with third parties and ceasing discussions regarding alternative transaction proposals, (iv) obtaining tail insurance; and (vi) prepare a registration statement on Form S-4 with respect to the Secondary Purchaser Shares issuable under the Share Exchange Agreement, which Form S-4 will contain a proxy statement of the Company (the “Registration Statement / Proxy Statement”) that includes provisions for approval and/or adoption of (i) the Share Exchange Agreement and the transactions contemplated thereby, (ii) the issuance of the Secondary Purchaser Shares, (iii) a new Company equity incentive plan, (iv) amendments and restatements of the Company’s charter and bylaws, (v) the election of directors to the Company’s board in accordance with the Share Exchange Agreement, and (vi) certain other proposals at a special meeting of the holders of the Company’s common stock (collectively, the “Proposals”).

The Share Exchange Agreement includes covenants of AiPharma relating to, among other things, (i) conducting its business in the ordinary course, (ii) providing access and information to the Company, (iii) restrictions on soliciting, initiating or discussing alternative transaction proposals with third parties, and (iv) delivering audited and unaudited financial statements, as applicable.

Initial Closing Conditions

Mutual

The respective obligations of each of the Company and AiPharma to consummate the Initial Closing are subject to the satisfaction or waiver, at or prior to the Initial Closing of certain conditions, including but not limited to, the following:

(i)	approval by the Company’s board of directors of the Share Exchange Agreement and the filing of the Registration Statement / Proxy;

(ii)	the Parties shall have agreed on the form of all documents and agreements which are required to be mutually agreed prior to the Initial Closing;

(iii)	the delivery of disclosure letters by each of the Parties; and

(iv)	the amendment of the loan documents;

The Company

The obligations of the Company to consummate the Initial Closing are subject to the satisfaction or waiver, at or prior to the Initial Closing of certain conditions:, including but not limited to, the following:

(i)	receipt by the Company of a fairness opinion from its financial advisor;

(ii)	AiPharma shall have kept the Company reasonably apprised with respect to the status of its negotiations with, and due diligence on, its target (the “Target Company”) acquisition, and shall have provided the Company with copies of such documents and with such information regarding the target company as reasonably requested by the Purchaser; and

(iii)	receipt by the Company of the AiPharma audited financial statements for the six months ended June 30, 2021 and the year ended December 31, 2020; and for the nine months ended September 30, 2021 and September 30, 2020.

Initial Closing

The Initial Closing shall take place on the second (2nd) Business Day following satisfaction or waiver (to the extent permitted by applicable law) of each of the conditions set forth above (other than those conditions that by their nature are to be satisfied at the Initial Closing, but subject to the fulfillment or waiver of those conditions), or such other date as agreed by the Parties; provided, that the Parties agree that in no event shall the Initial Closing occur before January 3, 2022

Secondary Closing Conditions

Mutual

The respective obligations of each of the Company and AiPharma to consummate the Secondary Closing are subject to the satisfaction or waiver, at or prior to the Secondary Closing of each of the following conditions:

(i)	no authority of competent jurisdiction having enacted, issued, promulgated, enforced or entered any Law or Order that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Share Exchange Agreement and other transactions contemplated thereby;

(ii)	the Registration Statement / Proxy Statement have been declared effective by the SEC; and

(iii)	approval by the Company’s stockholders of the Proposals set forth in the Registration Statement / Proxy Statement;

(iv)	AiPharma shall have acquired approximately 26% of the issued and outstanding share capital of the Target Company (the “Minimum Target Shares”) in accordance with terms and financial structure to be agreed upon in writing between the Company and AiPharma; and

(v)	If AiPharma has acquired additional shares of the Target Company in excess of the Minimum Target Shares but up to 51% of the issued and outstanding share capital of the Target Company, such shares shall be acquired by the Company at the Secondary Closing for no additional consideration by the Company.

The Company

The obligations of the Company to consummate the Secondary Closing are subject to the satisfaction or waiver, at or prior to the Secondary Closing of additional conditions, including, but not limited to, the following:

(i)	AiPharma shall have duly performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Secondary Closing;

(ii)	AiPharma’s representations and warranties being true and correct as determined in accordance with the Share Exchange Agreement; and

(iii)	no Material Adverse Effect having occurred on AiPharma between the date of the Share Exchange Agreement and the Secondary Closing.

AiPharma

The obligation of AiPharma to consummate the Secondary Closing is subject to the satisfaction or waiver, at or prior to the Secondary Closing of additional conditions, including, but not limited to, the following:

(i)	the Company shall have duly performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Secondary Closing;

(ii)	The Company’s representations and warranties being true and correct as determined in accordance with the Share Exchange Agreement; and

(iii)	no Material Adverse Effect having occurred on the Company between the date of the Share Exchange Agreement and the Closing.

Closing

The Secondary Closing shall take place on the second (2nd) Business Day following satisfaction or waiver (to the extent permitted by applicable law) of each of the conditions set forth in above (other than those conditions that by their nature are to be satisfied at the Secondary Closing, but subject to the fulfillment or waiver of those conditions), or such other date as agreed by the Parties.

Termination

The Share Exchange Agreement may be terminated at any time prior to the consummation of the Secondary Closing by mutual written consent of the Company and AiPharma. Either the Company or AiPharma may also terminate the Share Exchange Agreement if (i) the Initial Closing has not occurred by January 31, 2022; (ii) the required vote of the Company’s common stockholders for the approval of all of the Proposals was not obtained at the Company’s stockholder meeting; (iii) any Authority shall have issued an Order or taken any other Action, in each case that has become final and non-appealable and that restrains, enjoins or otherwise prohibits the closing of the Transactions; or (iv) the Secondary Closing of the Transactions has not occurred by June 30, 2022 (the “Outside Date”).

Effect of Termination

If the Share Exchange Agreement is terminated, the Share Exchange Agreement will become void, and there will be no liability under the Share Exchange Agreement on the part of any party thereto.

A copy of the Share Exchange Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Share Exchange Agreement and the transactions contemplated thereby is incomplete and is subject to, and qualified in its entirety by, reference to the actual agreement. The Share Exchange Agreement and other agreements described below have been included as exhibits to this Current Report on Form 8-K to provide security holders with information regarding their terms. They are not intended to provide any other factual information about the Company or AiPharma. In particular, the assertions embodied in representations and warranties by the Company and AiPharma contained in the Share Exchange Agreement were made as of a specified date, are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement, including being qualified by confidential information in the disclosure letters provided by the parties in connection with the execution of the Share Exchange Agreement, and are subject to standards of materiality applicable to the contractive parties that may differ from those applicable to security holders. The confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Share Exchange Agreement. Moreover, certain representations and warranties in the Share Exchange Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, security holders should not rely on the representations and warranties in the Share Exchange Agreement as characterizations of the actual state of facts about the Company or AiPharma. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Share Exchange Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Amendment to Secured Credit Agreement

In connection with the Share Exchange Agreement, on December 28, 2021, the Company entered into an amendment to the Credit Agreement (the “Credit Agreement Amendment”) with AiPharma pursuant to which the maturity date of the loan to AiPharma was extended to the earlier to occur of January 31, 2022, or the termination of the Share Exchange Agreement.

The foregoing descriptions of the Credit Agreement Amendment is qualified in its entirety to the complete text of the Credit Agreement Amendment, a copy of which will be filed as exhibits to the Company’s Annual Report on Form 10-K for the year December 31, 2021, and is intended to provide investors and security holders with information regarding its respective terms.  Such description is not intended to provide any other factual information about the Company or AiPharma. The Credit Agreement, as amended, contains representations and warranties that the parties to such agreements made to, and solely for the benefit of, each other.  The assertions embodied in those representations and warranties are subject, in some cases, to specified exceptions, qualifications, limitations and supplemental information, including knowledge qualifiers and contractual standards of materiality, such as materiality qualifiers and the occurrence of a material adverse effect, that are different from those generally applicable under federal securities law, as well as detailed information set forth in disclosure letter provided by us in connection with signing the Credit Agreement.  In addition, some representations and warranties may have been included in the Credit Agreement for the purpose of allocating risk between the Company and AiPharma rather than to establish matters as facts.  The Credit Agreement, as amended is described in this Current Report on Form 8-K only to provide you with information regarding their respective terms and conditions, and not to provide any other factual information regarding the Company or its business.  Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since (i) they were made only as of the date of the Credit Agreement, or a prior, specified date, (ii) in some cases they are subject to knowledge, materiality and material adverse effect qualifiers, and (iii) they are modified in important part by detailed information included in the disclosure letter.  Finally, information concerning the subject matter of the representations and warranties may have changed since the respective date of the Credit Agreement, as amended, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On December 24, 2021, Lauren Chung notified the Company that effective December 31, 2021, she is resigning from the Company’s Board of Directors. Ms. Chung’s resignation was not the result of any disagreement with the Company relating to its operations, policies or practices.

On December 26, 2021, Laura Anthony notified the Company that effective December 31, 2021, she is resigning from the Company’s Board of Directors. Ms. Anthony served as a member of the Company’s Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Ms. Anthony’s resignation was not the result of any disagreement with the Company relating to its operations, policies or practices.

Item 7.01. Regulation FD Disclosure.

On December 28, 2021, the Company and AiPharma issued a joint press release announcing the execution of the Share Exchange Agreement. A copy of the press release is furnished hereto as Exhibit 99.1 and incorporated in this Item 7.01 by reference.

The information in this Item 7.01 and Exhibit 99.1 will not be deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing. The submission of the information set forth in this Item 7.01 shall not be deemed an admission as to the materiality of any information in this Item 7.01, including the information presented in Exhibit 99.1, that is provided solely in connection with Regulation FD.

Important Information for Stockholders

This Current Report on Form 8-K and the exhibits hereto is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of any vote or approval, or of an offer to buy the securities of the Company or AiPharma, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

In connection with the proposed transactions, the Company intends to file the Proxy Statement / Registration Statement with the SEC, which will include a proxy statement/prospectus of the Company. the Company also plans to file other documents with the SEC regarding the proposed transactions. After the Proxy Statement / Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of the Company. STOCKHOLDERS OF THE COMPANY AND AIPHARMA ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about the Company and AiPharma once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

The Company and its executive officers, directors, other members of management, employees and AiPharma Global may be deemed, under SEC rules, to be participants in the solicitation of proxies from the Company’s shareholders with respect to the proposed transaction.  Information regarding the executive officers and directors of the Company is set forth in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 5, 2021.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the Proxy Statement / Registration Statement on Form S-4 and other materials to be filed with the SEC in connection with the Definitive Agreement.

Cautionary Note on Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the “safe harbor “provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this Current Report on Form 8-K, including statements regarding the Company’s or AiPharma’s future results of operations and financial position are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “target,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of the respective management teams of the Company and AiPharma and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and AiPharma.

These forward-looking statements are subject to a number of risks including, but not limited to, the following risks relating to the proposed transactions: (1) the risk that the proposed transactions may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (2) the failure to satisfy the conditions to the Initial Closing or Secondary Closing, including the approval by the stockholders of the Company; (3) the ability to realize the anticipated benefits of the proposed transactions; and (4) other risks and uncertainties indicated from time to time in the Company’s public filings with the SEC. If any of these risks materialize or the Company’s and AiPharma’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and other documents we filed, or will file, including the proxy statement/prospectus, with the SEC. There may be additional risks that neither the Company nor AiPharma presently know, or that the Company or AiPharma currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s and AiPharma’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. The Company and AiPharma anticipate that subsequent events and developments will cause the Company’s and AiPharma’s assessments to change. However, while the Company and AiPharma may elect to update these forward-looking statements at some point in the future, the Company and AiPharma specifically disclaim any obligation to do so, except as otherwise required by law. These forward-looking statements should not be relied upon as representing the Company’s and AiPharma’s assessments of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit
2.1 †	Share Exchange Agreement dated as of December 28, 2021 by and between AiPharma Group Ltd. and Aditxt, Inc.
99.1	Press Release, dated December 28, 2021.
104	Cover Page Interactive Data File (embedded within the XBRL document)

†	Certain of the schedules (and/or exhibits) have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule (and/or exhibit) will be furnished to the SEC upon request

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aditxt, Inc.

Date: December 28, 2021	By:	/s/ Corinne Pankovcin
	Name:	Corinne Pankovcin
	Title:	President